Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

Aldwych House              Tel: +44 20 7611 8960
71-91 Aldwych              Fax: +44 20 7611 8965
London WC2B 4HN            www.stolt-nielsen.com
England



              Stolt-Nielsen S.A. Notification of Capital Structure,
                 As Required by New Provision in Luxembourg Law



London, England - March 3, 2008 - As required by the new Luxembourg law of January 11, 2008 on transparency requirements in relation to issuers of securities (the "Transparency Law"), Stolt-Nielsen S.A. (Oslo Bors: SNI), a Luxembourg company, notified the market of the following information concerning its capital and voting rights structure.

As of February 19, 2008, the Company's total issued shares consisted of:

o    64,133,796 Common Shares, no par value, representing 100% of its capital;
     and,
o    16,033,449 Founder's Shares, no par value, not representing capital.

Each Common Share and Founder's Share represents one vote per share, for a total number of voting shares of 80,167,245. This number should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify the Company of their interest in Stolt-Nielsen S.A.'s Common Shares or Founder Shares. Such initial notification must be made no later than March 19, 2008 to the attention of Mr. Jens F. Gruner-Hegge whose details are set out below. A copy of such notification must at the same time be deposited with the Luxembourg regulator, the Commission de Surveillance du Secteur Financier (CSSF) (transparence@cssf.lu).

The above notification obligation is without prejudice to the ongoing obligation of investors reaching, crossing or falling below any of the voting rights thresholds provided for by the Transparency Law to notify the Company and the CSSF within the time period provided for by law, in case of an acquisition or disposal of shares in the Company or as a result of a subsequence change in the capital and voting rights structure of the Company.

As at February 19, 2008, 4,520,777 Common Shares and 1,130,194 Founder's Shares were held in treasury. Under relevant provisions of Luxembourg law such shares while held in treasury are not entitled to vote but they are not deducted from the above total of voting rights for the purpose of the Transparency Law.

For further information, please consult the Company's website
(www.stolt-nielsen.com) or contact:

Jens F. Gruner-Hegge
Vice President, Corporate Finance
Stolt-Nielsen Limited
Phone:  +44 20 7611 8985
Fax:  +44 20 7611 8966
j.gruner-hegge@stolt.com


Registered Office: 23 Avenue Monterey, L-2086 Luxembourg, Societe Anonyme, R.C. Luxembourg B 12179
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About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiaries Stolt
Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.